

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Mr. David Grossman
Chief Executive Officer
XTL Biopharmaceuticals, Ltd.
85 Medinat Hayehudim Street, Herziliya
Pituach, PO Box 033
Herzliya 46140 Israel

       Re: **XTL Biopharmaceuticals, Ltd.**
              Form 20-F filed June 30, 2010
              File No. 000-51310

Dear Mr. Grossman:

We have completed our review of your form 20-F and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mark F. McElreath, Esq.
   Alston & Bird LLP
   90 Park Avenue
   New York, New York 10016